ATTORNEYS AT LAW 777 EAST WISCONSIN AVENUE MILWAUKEE, WI 53202-5306 414.271.2400 TEL 414.297.4900 FAX WWW.FOLEY.COM

                          September 13, 2018

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             nVent Finance S.à r.l. and nVent Electric plc — Registration Statement on Form S-4 (Registration Nos. 333-227008 and 333-227008-01)

Ladies and Gentlemen:

On behalf of nVent Finance S.à r.l., a Luxembourg private limited liability company (société à responsabilité limitée) (the “Company”), and nVent Electric plc, an Irish public limited company (the “Parent Guarantor”), in connection with the proposed offer to exchange all of the outstanding unregistered 3.950% Senior Notes due 2023 and all of the outstanding unregistered 4.550% Senior Notes due 2028 issued by the Company on March 26, 2018, for the Company’s new 3.950% Senior Notes due 2023 and 4.550% Senior Notes due 2028, which will be registered under the Securities Act of 1933, as amended (the “Securities Act”), we are enclosing the Company’s and the Parent Guarantor’s acceleration request relating to the above-referenced Registration Statement pursuant to Rule 461 under the Securities Act.

As indicated in the acceleration request, it is respectfully requested that the above-referenced Registration Statement be declared effective at 10:00 a.m., Eastern Time, on September 17, 2018, or as soon as is practicable thereafter.

Should any questions arise in connection with this filing, please contact the undersigned at (414) 297-5642.

Very truly yours,

/s/ John K. Wilson

John K. Wilson

cc:                                nVent Finance S.à r.l.
nVent Electric plc

AUSTIN BOSTON CHICAGO DALLAS DENVER	DETROIT HOUSTON JACKSONVILLE LOS ANGELES MADISON	MEXICO CITY MIAMI MILWAUKEE NEW YORK ORLANDO	SACRAMENTO SAN DIEGO SAN FRANCISCO SILICON VALLEY TALLAHASSEE	TAMPA WASHINGTON, D.C. BRUSSELS TOKYO

nVent Finance S.à r.l.	nVent Electric plc
The Mille, 1000 Great West Road, 8th Floor (East)	26, boulevard Royal
London, TW8 9DW	L-2449 Luxembourg
United Kingdom	Grand Duchy of Luxembourg
44-20-3966-0279	352-691-464-015

September 13, 2018

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:                             nVent Finance S.à r.l. and nVent Electric plc — Registration Statement on Form S-4 (Registration Nos. 333-227008 and 333-227008-01)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned on behalf of nVent Finance S.à r.l., as registrant, and nVent Electric plc, as co-registrant, hereby request that the above-referenced Registration Statement be declared effective at 10:00 a.m., Eastern Time, on September 17, 2018, or as soon as is practicable thereafter.

[Signature page follows]

Sincerely,

NVENT FINANCE S.À R.L.

By:	/s/ Randolph A. Wacker
Name: Randolph A. Wacker
Title: Manager

NVENT ELECTRIC PLC

By:	/s/ Jon D. Lammers
Name: Jon D. Lammers
Title: Executive Vice President, General Counsel and Secretary